Table of Contents

Maguire

Supplemental Operating and Financial Data
For the Quarter Ended

March 31, 2005

Maguire Properties, Inc.
First Quarter 2005

Table of Contents

This supplemental package contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, you should exercise caution in interpreting and relying on these statements as they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and could materially affect actual results, performance or achievements. These factors include, without limitation, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants' financial condition, the uncertainties of real estate development and acquisition activity, the ability to effectively integrate acquisitions, the costs and availability of financing, the effects of local economic and market conditions, regulatory and tax law changes and other risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Table of Contents

Maguire Properties, Inc.
First Quarter 2005

Corporate Data

Maguire Properties, Inc.
First Quarter 2005

Company Background

Maguire Properties, Inc. (the "Company"), a self-administered and self-managed real estate investment trust, is one of the largest owners, managers and developers of first-class office properties in the Los Angeles metropolitan area and has a significant presence in nine submarkets, located in Los Angeles County, Orange County, and San Diego County. The Company's predecessor was founded in 1965 by Robert F. Maguire III and developed over 30 million square feet of office properties nationally.

On January 23, 2004, we completed the offering of 10 million shares of 7.625% Series A Cumulative Redeemable Preferred Stock (liquidation preference $25.00 per share) for total gross proceeds of $250 million, including the exercise of the underwriters' over-allotment option.

On April 14, 2004, we completed the acquisition of the Park Place office campus in Orange County, California from an affiliate of Blackstone Real Estate Advisors. The purchase price was approximately $260 million including the assumption of existing mortgage and mezzanine financing of approximately $164 million. The remainder was funded through proceeds of the 7.625% Series A Cumulative Redeemable Preferred Stock offering.

On July 23, 2004, we completed the acquisition of Park Place in Orange County, California. The purchase price was approximately $215 million, which was funded through a $140 million bridge loan. The remainder was funded through proceeds of the 7.625% Series A Cumulative Redeemable Preferred Stock offering.

On November 1, 2004, we completed a $210 million, seven-year mortgage refinancing for KPMG Tower bearing interest at a fixed rate of 5.14%.

On November 9, 2004, we completed a $170 million, 10-year mortgage refinancing for Park Place bearing interest at a fixed rate of 5.64%.

On November 22, 2004, we completed the acquisition of Washington Mutual Irvine Campus, a 16-acre office campus located in Irvine, California. The purchase price was approximately $151.2 million, which was funded through a $106 million seven-year mortgage loan at a fixed interest rate of 5.07%. The remainder was funded with a seller financed note payable at 2.82%, per annum, collateralized with a letter of credit fully secured by a cash deposit.

On December 16, 2004, we completed the acquisition of Lantana Media Campus, a 12-acre campus located in Santa Monica, California. The purchase price was approximately $136.8 million, which was funded through $18.8 million cash on hand and a $98 million five-year mortgage loan at a fixed interest rate of 4.94%. The remainder was funded with $20 million from our $100 million line of credit.

On March 15, 2005, we completed a $100 million, seven-year mortgage financing for Park Place II bearing interest at a fixed rate of 5.39%. The $96 million of net proceeds were used to repay a portion of the $140 million Park Place II bridge loan.

On March 15, 2005, we completed the acquisition of ten properties and three land parcels, located in California, Arizona, Colorado and Texas, from CommonWealth's Fifth Street Properties Portfolio ("CWP"). The purchase price was approximately $1.51 billion, which was funded with $1.02 billion in new mortgage financing, the assumption of a $155.0 million loan encumbering one of the CWP properties (777 Tower) and proceeds from a $450 million term loan. Collectively, the properties total approximately 5.0 million rentable square feet with additional development parcels that we believe supports approximately 1.5 million square feet of office space.

On April 6, 2005, we entered into a tax-deferred revenue exchange to acquire San Diego Tech Center, a 38-acre technological office and research and development campus located in Sorrento Mesa, San Diego County, California, from CalWest Industrial Holdings, LLC. The purchase price was approximately $185 million, funded with a $7 million draw from our $100 million line of credit, $45 million cash on hand and a $133 million, ten-year mortgage financing with a fixed interest rate of 5.70%.

Including San Diego Tech Center, the Company owns approximately 25.9 million square feet, consisting of 24 office properties with approximately 15.5 million net rentable square feet, one 350-room hotel with 266,000 square feet and total on and off-site structured parking of approximately 10.1 million square feet, plus surface parking, which in total accommodates over 33,000 vehicles. Including San Diego Tech Center, the Company also owns undeveloped land that it believes can support up to 7.6 million square feet of office, retail and residential uses.

This Supplemental Operating and Financial Data package supplements the information provided in our quarterly and annual reports filed with the Securities and Exchange Commission (SEC). Additional information about us and our properties is also available at our website www.maguireproperties.com.

Maguire Properties, Inc.
First Quarter 2005

Investor Information

333 South Grand Avenue
Suite 400
Los Angeles, CA 90071
(213) 626-3300
(213) 687-4758 (fax)

- Senior Management -

Robert F. Maguire III	Chairman of the Board and Co-Chief Executive Officer	William H. Flaherty	Senior Vice President, Leasing and Marketing
Richard I. Gilchrist	President and Co-Chief Executive Officer	Robert P. Goodwin	Senior Vice President, Construction and Development
Dallas E. Lucas	Executive Vice President and Chief Financial Officer	Timothy B. Carey	Senior Vice President, Development
Mark T. Lammas	Senior Vice President, General Counsel	Daniel F. Gifford	Senior Vice President, Asset Management
Javier F. Bitar	Senior Vice President, Finance	Peggy M. Moretti	Senior Vice President, Investor and Public Relations

- Corporate -

Investor Relations Contact: Peggy M. Moretti (213) 626-3300
Please visit our corporate website at: www.maguireproperties.com

- Equity Research Coverage -

A.G. Edwards & Sons	David AuBuchon	(314) 955-5452
Banc of America Securities	Ross Nussbaum	(212) 847-5677
Deutsche Bank	Louis Taylor	(212) 250-4912
Green Street Advisors	Jim Sullivan	(949) 640-8780
Legg Mason	David Fick	(410) 454-5018
Lehman Brothers	David Harris	(212) 526-1790
Raymond James & Associates	Paul Puryear	(727) 567-3800
RBC Capital Markets	Jay Leupp	(415) 633-8588
Salomon Smith Barney	Jonathan Litt	(212) 816-0231
Wachovia Securities	Christopher Haley	(443) 263-6773
Wells Fargo Securities	Christopher Hartung	(415) 675-2759

Transfer Agent

Continental Stock Transfer and Trust Company
17 Battery Place
8th Floor
New York, NY 10004
(212) 845-3215

Timing

Quarterly results for the remainder of 2005 will be announced according to the following anticipated schedule:

Second Quarter	Early August
Third Quarter	Early November
Fourth Quarter	Early February 2006

5

Maguire Properties, Inc.
First Quarter 2005

Common Stock Data (NYSE: MPG)

Maguire Properties' common stock is traded primarily on the New York Stock Exchange under the symbol: MPG. MPG's common stock had the following characteristics during the past five quarters (based on New York Stock Exchange prices):

	1st Quarter 2005	4th Quarter 2004	3rd Quarter 2004	2nd Quarter 2004	1st Quarter 2004
High Price	$ 27.40	$ 27.96	$ 25.65	$ 26.51	$ 25.60
Low Price	$ 23.19	$ 23.35	$ 22.41	$ 20.95	$ 22.55
Closing Price	$ 23.88	$ 27.46	$ 24.31	$ 24.77	$ 25.60
Dividends per share - Annualized	$ 1.60	$ 1.60	$ 1.60	$ 1.60	$ 1.60
Closing Dividend Yield - Annualized	6.70%	5.83%	6.58%	6.46%	6.25%
Closing Common Shares and Limited Partnership Units Outstanding (thousands)	53,789	53,787	53,787	53,787	53,645
Closing Market Value of Common Shares and Limited Partnership Units Outstanding (thousands)	$ 1,284,477	$ 1,476,978	$ 1,307,550	$ 1,332,292	$ 1,373,315

Dividends per Share

	1st Quarter 2005	4th Quarter 2004	3rd Quarter 2004	2nd Quarter 2004	1st Quarter 2004
Common Stock					
Amount	$ 0.4000	$ 0.4000	$ 0.4000	$ 0.4000	$ 0.4000
Declared		March 17, 2005	December 20, 2004	September 23, 2004	June 23, 2004	March 15, 2004
Record		March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Paid		April 29, 2005	January 28, 2005	October 29, 2004	July 30, 2004	April 30, 2004
Preferred Stock					
Amount	$ 0.4766	$ 0.4766	$ 0.4766	$ 0.4766	$ 0.51892 (1)
Declared		March 17, 2005	December 20, 2004	September 23, 2004	June 23, 2004	March 15, 2004
Record		March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Paid		April 29, 2005	January 28, 2005	October 29, 2004	July 30, 2004	April 30, 2004

_____

(1)   Includes $0.04236 per preferred share covering the period from the completion of our preferred stock offering on January 23, 2004 through January 31, 2004.

Maguire Properties, Inc.
First Quarter 2005

Consolidated Financial Results

Maguire Properties, Inc.
First Quarter 2005

Financial Highlights
(unaudited and in thousands, except per share amounts)

	Three Months Ended March 31, 2005		Three Months Ended December 31, 2004		Three Months Ended September 30, 2004		Three Months Ended June 30, 2004		Three Months Ended March 31, 2004	
Income Items:										
Revenue including discontinued operations (1)	$	97,468	$	88,334	$	84,130	$	81,159	$	73,091
Straight line rent including discontinued operations	$	3,655	$	3,391	$	3,240	$	2,575	$	1,399
Fair value lease revenue including discontinued operations (2)	$	750	$	679	$	633	$	585	$	598
Lease termination fees	$	43	$	147	$	-	$	-	$	274
Office property operating margin (3)		68.1%		66.1%		64.9%		66.4%		65.8%
Net income (loss) available to common shareholders	$	(2,603)	$	1,624	$	3,696	$	4,320	$	5,928
Funds from operations (FFO) available to common shareholders (4)	$	20,191	$	22,214	$	21,707	$	21,000	$	19,435
FFO per common share - basic (4)	$	0.47	$	0.52	$	0.51	$	0.50	$	0.46
FFO per common share - diluted (4)	$	0.47	$	0.52	$	0.51	$	0.49	$	0.46
FFO per common share before loss from early extinguishment of debt - basic (4)	$	0.49	$	0.53	$	0.51	$	0.50	$	0.46
FFO per common share before loss from early extinguishment of debt - diluted (4)	$	0.49	$	0.53	$	0.51	$	0.49	$	0.46
Net income (loss) per common share - basic and diluted	$	(0.06)	$	0.04	$	0.09	$	0.10	$	0.14
Dividends declared per common share	$	0.40	$	0.40	$	0.40	$	0.40	$	0.40
Dividends declared per preferred share (5)	$	0.48	$	0.48	$	0.48	$	0.48	$	0.52
Ratios:										
Interest coverage ratio (6)		2.13		2.75		3.06		3.22		3.20
Interest coverage ratio before loss from early extinguishment of debt (7)		2.18		2.79		3.06		3.22		3.20
Fixed-charge coverage ratio (8)		1.79		2.16		2.32		2.39		2.47
Fixed-charge coverage ratio before loss from early extinguishment of debt (9)		1.83		2.19		2.32		2.39		2.47
FFO payout ratio (10)		85.1%		76.9%		78.4%		81.6%		87.1%
AFFO payout ratio (11)		128.1%		128.5%		114.5%		126.9%		98.7%
Capitalization:										
Total consolidated debt including discontinued operations	$	3,416,530	$	1,805,450	$	1,515,250	$	1,375,250	$	1,211,250
Preferred stock @ quarter end	$	250,000	$	250,000	$	250,000	$	250,000	$	250,000
Common stock price @ quarter end	$	23.88	$	27.46	$	24.31	$	24.77	$	25.60
Common equity value @ quarter end (12)	$	1,284,477	$	1,476,978	$	1,307,550	$	1,332,292	$	1,373,315
Total market capitalization	$	4,951,007	$	3,532,428	$	3,072,800	$	2,957,542	$	2,834,565
Debt / total market capitalization		69.0%		51.1%		49.3%		46.5%		42.7%
Debt plus preferred stock / total market capitalization		74.1%		58.2%		57.4%		55.0%		51.6%

_____

(1) Includes gross revenue from hotel operations of $5,915, $5,879, $4,156, $5,285, and $5,199 for the three months ended March 31, 2005, December 31, 2004, September 30, 2004, June 30, 2004, and March 31, 2004, respectively, and includes revenue from discontinued operations.

(2) Represents the net adjustment for above and below market leases which are being amortized over the remaining term of the respective leases from the date of acquisition.

(3) Calculated as follows: (rental, tenant reimbursement and parking revenues - rental property operating and maintenance expense, real estate taxes and parking expenses) / rental, tenant reimbursement and parking revenues, including discontinued operations.

(4) For a definition and discussion of FFO, see page 39. For a quantitative reconciliation of the differences between FFO and net income, see page 11.

(5) Preferred dividend declared for three months ended April 30, 2005, January 31, 2005, October 31, 2004, July 31, 2004, and for the prorated period from and including the preferred stock offering closing date of January 23, 2004, to and including April 30, 2004.

(6) Calculated as earnings before interest, taxes and depreciation and amortization and preferred dividends, or EBITDA, of $55,688, $51,156, $48,310, $46,555, and $42,251 respectively divided by cash interest expense of $26,101, $18,608, $15,801, $14,441, and $13,221, respectively. For a definition of cash interest expense, see page 15. For a discussion of EBITDA, see page 40. For a quantitative reconciliation of the differences between EBITDA and net income, see page 13.

(7) Calculated as EBITDA before loss from early extinguishment of debt, of $56,896, $51,947, $48,310, $46,555, and $42,251 respectively divided by cash interest expense of $26,101, $18,608, $15,801, $14,441, and $13,221, respectively.

(8) Calculated as EBITDA of $55,688, $51,156, $48,310, $46,555, and $42,251, respectively divided by fixed charges of $31,165, $23,681, $20,852, $19,486, and $17,095. For a definition of fixed charges, see page 15.

(9) Calculated as EBITDA before loss from early extinguishment of debt of $56,896, $51,947, $48,310, $46,555, and $42,251, respectively divided by fixed charges of $31,165, $23,681, $20,852, $19,486, and $17,095.

(10) Calculated as dividend declared per common share divided by FFO per common share - diluted.

(11) Calculated as common stock dividends and distributions declared of $21,516, $21,515, $21,515, $21,515, and $21,458 respectively, divided by AFFO of $16,792, $16,748, $18,798, $16,957, and $21,735, respectively. For a definition and discussion of AFFO, see page 40. For a quantitative reconciliation of the differences between AFFO and FFO, see page 12.

(12) Assuming 100% conversion of the limited partnership units in the operating partnership into shares of our common stock.

Maguire Properties, Inc.
First Quarter 2005

Consolidated Balance Sheets
(in thousands)

	March 31, 2005		December 31, 2004		September 30, 2004		June 30, 2004		March 31, 2004
	(unaudited)				(unaudited)		(unaudited)		(unaudited)
Assets									
Investments in real estate	$ 3,422,008	$	2,419,743	$	2,158,951	$	1,926,236	$	1,687,247
Less: accumulated depreciation and amortization	(211,078)		(199,078)		(179,223)		(161,594)		(144,882)
	3,210,930		2,220,665		1,979,728		1,764,642		1,542,365
Assets associated with real estate held for sale	417,907		-		-		-		-
	3,628,837		2,220,665		1,979,728		1,764,642		1,542,365
Cash and cash equivalents including restricted cash	223,026		135,618		145,477		196,529		309,442
Rents, deferred rents and other receivables	37,638		36,685		34,766		28,451		26,730
Deferred charges, net	272,613		168,354		132,304		140,757		93,686
Other assets	58,843		42,572		48,634		62,917		54,273
Total assets	$ 4,220,957	$	2,603,894	$	2,340,909	$	2,193,296	$	2,026,496
Liabilities, minority interests and stockholders' equity									
Loans payable	$ 3,087,930	$	1,805,450	$	1,515,250	$	1,375,250	$	1,211,250
Obligations associated with real estate assets held for sale	343,737		-		-		-		-
Dividends and distributions payable	24,693		24,692		24,692		24,692		25,059
Accounts payable, accrued interest payable and other liabilities	88,390		82,738		88,361		71,075		61,900
Acquired lease obligations	89,399		81,449		83,109		75,792		73,415
Total liabilities	3,634,149		1,994,329		1,711,412		1,546,809		1,371,624
Minority interests	67,282		72,198		77,227		82,969		84,917
Stockholders' equity									
Common and preferred stock and additional paid in capital	654,115		653,632		652,513		650,296		647,282
Dividends in excess of earnings	(138,968)		(119,033)		(103,356)		(89,808)		(77,014)
Unearned and accrued stock compensation, net	(4,723)		(5,184)		(5,573)		(5,936)		(3,294)
Accumulated other comprehensive income, net	9,102		7,952		8,686		8,966		2,981
Total stockholders' equity	519,526		537,367		552,270		563,518		569,955
Total liabilities, minority interests and stockholders' equity	$ 4,220,957	$	2,603,894	$	2,340,909	$	2,193,296	$	2,026,496

Maguire Properties, Inc.
First Quarter 2005

Consolidated Statements of Operations [1]
(in thousands, except for per share amounts)
(unaudited)

	Three Months Ended March 31, 2005	Three Months Ended December 31, 2004	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004	Three Months Ended March 31, 2004
Revenue:					
Rental	$ 55,646	$ 49,394	$ 47,272	$ 44,844	$ 36,431
Tenant reimbursements	20,821	19,386	19,688	18,088	18,903
Hotel operations	5,915	5,879	4,156	5,285	5,199
Parking	9,067	8,526	8,230	7,813	7,149
Management, leasing and development services to affiliates	261	357	268	956	697
Interest and other	712	906	429	514	848
Total revenue	92,422	84,448	80,043	77,500	69,227
Expenses:					
Rental property operating and maintenance	18,567	17,217	17,958	16,462	14,506
Hotel operating and maintenance	3,844	3,893	3,319	3,574	3,711
Real estate taxes	7,768	6,638	6,379	5,416	4,988
Parking expenses	2,595	2,563	2,342	2,188	2,047
General and administrative and other	6,324	5,002	4,687	6,062	4,436
Depreciation and amortization	27,771	24,787	21,792	20,139	16,178
Interest	23,945	17,442	14,989	14,134	12,930
Loss from early extinguishment of debt	1,208	791	-	-	-
Total expenses	92,022	78,333	71,466	67,975	58,796
Income from continuing operations before minority interests	400	6,115	8,577	9,525	10,431
Minority interests attributable to continuing operations	853	(266)	(777)	(976)	(1,400)
Income from continuing operations	1,253	5,849	7,800	8,549	9,031
Income from discontinued operations	1,131	674	825	675	627
Minority interests attributable to discontinued operations	(221)	(133)	(163)	(138)	(129)
Net income	2,163	6,390	8,462	9,086	9,529
Preferred stock dividends	(4,766)	(4,766)	(4,766)	(4,766)	(3,601)
Net income (loss) allocable to common shareholders	$ (2,603)	$ 1,624	$ 3,696	$ 4,320	$ 5,928
Net income (loss) per common share - basic and diluted	$ (0.06)	$ 0.04	$ 0.09	$ 0.10	$ 0.14
Weighted-average shares outstanding - basic	42,924,061	42,828,004	42,514,303	42,334,249	42,329,921
Weighted-average shares outstanding - diluted	42,924,061	43,069,428	42,688,838	42,487,711	42,578,570
Weighted-average diluted shares and units	53,427,803	53,669,201	53,602,312	53,487,109	53,577,968

_____
(1) Certain prior period amounts have been reclassified to conform to the current period presentation.

Maguire Properties, Inc.
First Quarter 2005

Funds from Operations[1]
(in thousands, except for per share amounts)
(unaudited)

	Three Months Ended March 31, 2005	Three Months Ended December 31, 2004	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004	Three Months Ended March 31, 2004
Reconciliation of net income (loss) to funds from operations:					
Net income (loss) available to common shareholders	$ (2,603)	$ 1,624	$ 3,696	$ 4,320	$ 5,928
Adjustments:					
Minority interests	(632)	399	940	1,114	1,529
Real estate depreciation and amortization	27,672	24,696	21,660	20,078	16,087
Real estate depreciation and amortization from discontinued operations	654	947	936	904	904
Funds from operations available to common shareholders and unitholders (FFO)	$ 25,091	$ 27,666	$ 27,232	$ 26,416	$ 24,448
Company share of FFO (2)	$ 20,191	$ 22,214	$ 21,707	$ 21,000	$ 19,435
FFO per share - basic	$ 0.47	$ 0.52	$ 0.51	$ 0.50	$ 0.46
FFO per share - diluted	$ 0.47	$ 0.52	$ 0.51	$ 0.49	$ 0.46
Weighted-average shares outstanding - basic	42,924,061	42,828,004	42,514,303	42,334,249	42,329,921
Weighted-average shares outstanding - diluted	43,162,860	43,069,428	42,688,838	42,487,711	42,578,570
Reconciliation of FFO to FFO before loss from early extinguishment of debt:					
FFO available to common shareholders and unitholders (FFO)	$ 25,091	$ 27,666	$ 27,232	$ 26,416	$ 24,448
Add: loss from early extinguishment of debt	1,208	791	-	-	-
FFO before loss from early extinguishment of debt	$ 26,299	$ 28,457	$ 27,232	$ 26,416	$ 24,448
Company share of FFO before loss from early extinguishment of debt (2)	$ 21,163	$ 22,849	$ 21,707	$ 21,000	$ 19,435
FFO per share before loss from early extinguishment of debt - basic	$ 0.49	$ 0.53	$ 0.51	$ 0.50	$ 0.46
FFO per share before loss from early extinguishment of debt - diluted	$ 0.49	$ 0.53	$ 0.51	$ 0.49	$ 0.46

[1] For the definition and discussion of FFO, see page 39.

[2] Based on a weighted average interest in our operating partnership of 80.5%, 80.3%, 79.7%, 79.5%, and 79.5% for the three months ended March 31, 2005, December 31, 2004, September 30, 2004, June 30, 2004, and March 31, 2004, respectively.

Maguire Properties, Inc.
First Quarter 2005

Adjusted Funds from Operations [1]
(unaudited and in thousands)

	Three Months Ended March 31, 2005		Three Months Ended December 31, 2004		Three Months Ended September 30, 2004		Three Months Ended June 30, 2004		Three Months Ended March 31, 2004
FFO	$	25,091	$	27,666	$	27,232	$	26,416	$	24,448
Non-real estate depreciation		99		91		132		61		91
Amortization of deferred financing costs		1,101		978		1,055		990		1,014
Accretion of interest rate swap sold		(953)		(953)		(676)		(119)		(125)
Non-cash stock compensation		583		508		508		181		636
Loss from early extinguishment of debt		1,208		791		-		-		-
Straight line rents		(3,655)		(3,391)		(3,240)		(2,575)		(1,399)
Fair value lease revenue		(750)		(679)		(633)		(585)		(598)
Capitalized payments (2)		(1,593)		(559)		(471)		(372)		(509)
Non-recoverable capital expenditures		(307)		(589)		(275)		(418)		(237)
Recoverable capital expenditures		(707)		(336)		(162)		(656)		(184)
Hotel improvements, equipment upgrades and replacements (3)		(15)		-		(5)		(16)		-
2nd generation tenant improvements and leasing commissions (4) (5)		(3,310)		(6,779)		(4,667)		(5,950)		(1,402)
Adjusted funds from operations (AFFO)	$	**16,792**	$	**16,748**	$	**18,798**	$	**16,957**	$	**21,735**

---

(1)   For the definition and computation method of AFFO, see page 40. For a quantitative reconciliation of the differences between AFFO and cash flow from operating activities, see page 13.

(2)   Includes capital lease principal payments, capitalized leasing and development payroll, and capitalized interest.

(3)   Excludes $0.5 million, $3.3 million, $1.1 million, $1.9 million, and $0.7 million of expenditures for the three months ended March 31, 2005, December 31, 2004, September 30, 2004, June 30, 2004, and March 31, 2004, respectively, related to the renovation of the hotel. See page 37.

(4)   Excludes 2nd generation tenant improvements and leasing commissions of $0.2 million, $0.8 million, $0.1 million, $4.4 million, and $6.7 million for the three months ended March 31, 2005, December 31, 2004, September 30, 2004, June 30, 2004, and March 31, 2004, respectively, related to leases executed prior to and fully reserved ($35.2 million) at our initial public offering. Principal leases comprising the $35.2 million reserve include tenants such as US Bancorp, Wealth & Tax Advisory, Latham & Watkins, Morrison & Foerster, Gibson Dunn & Crutcher and Payden & Rygel. As of March 31, 2005, $2.9 million of this reserve remains.

(5)   Excludes 1st generation tenant improvements and leasing commissions of $0.9 million, $1.0 million, $1.3 million, $2.1 million, and $0.9 million for the three months ended March 31, 2005, December 31, 2004, September 30, 2004, June 30, 2004, and March 31, 2004, respectively.

Maguire Properties, Inc.
First Quarter 2005

Reconciliation of
Earnings Before Interest, Taxes and Depreciation and Amortization [1]
and Adjusted Funds From Operations [2]
(unaudited and in thousands)

	Three Months Ended March 31, 2005		Three Months Ended December 31, 2004		Three Months Ended September 30, 2004		Three Months Ended June 30, 2004		Three Months Ended March 31, 2004
Reconciliation of net income to earnings before interest, taxes and depreciation and amortization (EBITDA):									
Net Income	$	2,163	$	6,390	$	8,462	$	9,086	$	9,529
Add: Minority interests		(632)		399		940		1,114		1,529
Interest expense		23,945		17,442		14,989		14,134		12,930
Interest expense included in discontinued operations		1,787		1,191		1,191		1,178		1,180
Depreciation and amortization		27,771		24,787		21,792		20,139		16,179
Depreciation and amortization included in discontinued operations		654		947		936		904		904
EBITDA	$	55,688	$	51,156	$	48,310	$	46,555	$	42,251
EBITDA	$	55,688	$	51,156	$	48,310	$	46,555	$	42,251
Add: loss from early extinguishment of debt		1,208		791		-		-		-
EBITDA before loss from early extinguishment of debt	$	56,896	$	51,947	$	48,310	$	46,555	$	42,251

(1) For the definition and discussion of EBITDA, see page 40.

Reconciliation of cash flows from operating activities to adjusted funds from operations (AFFO):									
Cash flows from operating activities	$	22,902	$	25,923	$	37,868	$	20,882	$	20,253
Changes in other assets and liabilities		(1,771)		(1,471)		(13,961)		3,115		3,305
Non-recoverable capital expenditures		(307)		(589)		(275)		(418)		(237)
Recoverable capital expenditures		(707)		(336)		(162)		(656)		(184)
Hotel improvements, equipment upgrades and replacements (3)		(15)		-		(5)		(16)		-
2nd generation tenant improvements and leasing commissions (4) (5)		(3,310)		(6,779)		(4,667)		(5,950)		(1,402)
AFFO	$	16,792	$	16,748	$	18,798	$	16,957	$	21,735

(2) For the definition and discussion of AFFO, see page 40.

(3) Excludes $0.5 million, $3.3 million, $1.1 million, $1.9 million, and $0.7 million of expenditures for the three months ended March 31, 2005, December 31, 2004, September 30, 2004, June 30, 2004, and March 31, 2004, respectively, related to the renovation of the hotel. See page 37.

(4) Excludes 2nd generation tenant improvements and leasing commissions of $0.2 million, $0.8 million, $0.1 million, $4.4 million, and $6.7 million for the three months ended March 31, 2005, December 31, 2004, September 30, 2004, June 30, 2004, and March 31, 2004, respectively, related to leases executed prior to and fully reserved ($35.2 million) at our initial public offering. Principal leases comprising the $35.2 million reserve include tenants such as US Bancorp, Wealth & Tax Advisory, Latham & Watkins, Morrison & Foerster, Gibson Dunn & Crutcher and Payden & Rygel. As of March 31, 2005, $2.9 million of this reserve remains.

(5) Excludes 1st generation tenant improvements and leasing commissions of $0.9 million, $1.0 million, $1.3 million, $2.1 million, and $0.9 million for the three months ended March 31, 2005, December 31, 2004, September 30, 2004, June 30, 2004, and March 31, 2004, respectively.

Maguire Properties, Inc.
First Quarter 2005

Capital Structure

Consolidated Debt

	Aggregate Principal March 31, 2005
Mortgage and Other Secured Loans Payable [1]	$ 3,416,530
Secured Credit Facility	-
Total Debt	**$ 3,416,530**

Equity
(in thousands)

	Shares Outstanding	Total Liquidation Preference
Preferred Stock	10,000	$ 250,000

	Shares & Units Outstanding	Market Value [2]
Common Stock	43,331.3	$ 1,034,752
Operating Partnership Units	10,457.5	249,725
Total Common Equity	**53,788.8**	**$ 1,284,477**
Total Market Capitalization		**$ 4,951,007**

---

(1)   Includes $328.6 classified as "held for sale" within discontinued operations and the $45.2 million note payable due in November 2005 related to Washington Mutual Irvine Campus. See page 15.

(2)   Value based on the New York Stock Exchange closing price of $23.88 on March 31, 2005.

Maguire Properties, Inc.
First Quarter 2005

Debt Summary

Debt Analysis
(in thousands)

	Maturity Date		Principal Balance as of March 31, 2005	% of Debt	Interest Rate as of March 31, 2005
Floating Rate Debt					
MP LP Holdings I Term Loan	March 15, 2010	$	450,000	13.35%	6.50%
Gas Company Tower & 808 South Olive			280,000	8.31%	4.36%
Senior Mezzanine	July 7, 2008	(1), (2)	30,000	0.89%	8.48%
Mortgage and Junior Mezzanine	July 6, 2007	(2), (3)	250,000	7.43%	3.87%
Wateridge Plaza	April 11, 2007	(4)	62,880	1.87%	5.07%
Park Place	July 22, 2005	(5)	44,000	1.31%	4.60%
Austin Research Park	April 11, 2007	(4), (6)	42,000	1.25%	4.82%
777 Tower	October 10, 2009	(7)	40,000	1.19%	3.66%
Total Unhedged Floating Rate Debt			**918,880**	**27.26%** (8)	**5.46%**
Fixed Rate Debt					
Wells Fargo Center (Denver, CO)	April 6, 2015		285,000	8.45%	5.26%
Pacific Arts Plaza	April 1, 2012		270,000	8.01%	5.15%
US Bank Tower	July 1, 2013		260,000	7.71%	4.66%
Wells Fargo Tower (Los Angeles, CA)	July 1, 2010		250,000	7.42%	4.68%
KPMG Tower	November 1, 2011		210,000	6.23%	5.14%
Park Place	November 1, 2014		170,000	5.04%	5.64%
One California Plaza	December 1, 2010		146,250	4.34%	4.73%
777 Tower	October 10, 2009	(7)	115,000	3.41%	4.81%
Washington Mutual Irvine Campus	December 11, 2011		106,000	3.14%	5.07%
Regents Square I & II	April 1, 2012		103,600	3.07%	5.13%
One Renaissance Square	April 1, 2012	(6)	103,600	3.07%	5.13%
Park Place	March 12, 2012		100,000	2.97%	5.39%
Lantana Media Campus	January 6, 2010		98,000	2.91%	4.94%
Glendale Center	November 1, 2013	(6)	80,000	2.37%	5.73%
801 North Brand	April 6, 2015	(6)	75,540	2.24%	5.73%
Mission City Corporate Center	April 1, 2012		52,000	1.54%	5.09%
700 North Central	April 6, 2015	(6)	27,460	0.81%	5.73%
Total Fixed Rate Debt			**2,452,450**	**72.74%** (8)	**5.09%**
Total Debt including Debt Related to Discontinued Operations			**3,371,330**	**100.00%**	**5.19%**
Washington Mutual Irvine Campus Note			45,200 (9)		
Total Debt (per Capital Structure)		$	**3,416,530**		

---

(1)   Maturity accelerated to 2007 if the $250 million Gas Company Tower & 808 South Olive mortgage and junior mezzanine debt is not extended to 2008.

(2)   The company expects to enter into terms to refinance this debt in July 2006 with a new $458 million, 10-year fixed rate, interest-only loan.

(3)   A one-year extension available at our option.

(4)   A two-year extension available at our option.

(5)   The company intends to exercise a six-month option for this debt.

(6)   Debt related to property held for sale.

(7)   The company has obtained a commitment to refinance this debt in October 2006 with a new $273 million, 10-year fixed rate, interest-only loan at 5.84%.

(8)   After the Gas Company Tower and 777 Tower loan refinancings described in notes (2) and (7) above, and the expected repayment of the $450 million term loan with net proceeds of these financings and planned asset sales, the fixed rate and floating rate debt percentage of total debt would be 95% and 5%, respectively.

(9)   Note payable due November 2005 relating to the acquisition of the Washington Mutual Irvine Campus, which is collateralized with a letter of credit fully secured by a cash deposit.

Credit Facility (in thousands)					
	Maximum Available		**Currently Available**		**Drawn**
Secured Line of Credit	$	100,000	$	100,000	$ -

Financial Ratios	
Interest coverage (a)	**2.13**
Interest coverage before loss from early extinguishment of debt (b)	**2.18**
Fixed-charge coverage (c)	**1.79**
Fixed-charge coverage before loss from early extinguishment of debt (d)	**1.83**
Debt to total market capitalization at quarter-end (e)	**69.0%**
Debt plus preferred stock to total market capitalization at quarter-end (f)	**74.1%**

(a)   EBITDA divided by cash interest expense. Cash interest expense relates to indebtedness, capitalized interest and capital leases less amortized deferred financing fees and amortization of the gain on sold interest rate swaps.

(b)   EBITDA before loss on early extinguishment of debt divided by cash interest expense.

(c)   Same as (a) except denominator includes scheduled debt principal payments, capital lease principal payments and preferred dividends.

(d)   Same as (b) except denominator includes scheduled debt principal payments, capital lease principal payments and preferred dividends.

(e)   Mortgage debt and other loans divided by mortgage debt and other loans plus preferred stock and the market value of outstanding common stock and operating partnership units, assuming the conversion of operating partnership units into shares of our common stock.

(f)   Same as (e) except numerator includes preferred stock.

Maguire Properties, Inc.
First Quarter 2005

Pro Forma Debt Maturities [1]
(in thousands)

Property	2005	2006	2007	2008	2009	Thereafter	Total
MP LP Holdings I Term Loan	$ -	$ -	$ -	$ -	$ -	$ 450,000	$ 450,000
Wells Fargo Center (Denver, CO)	-	-	-	-	-	285,000	285,000
Gas Company Tower (4)	-	-	-	280,000[2]	-	-	280,000
Pacific Arts Plaza	-	-	-	-	-	270,000	270,000
US Bank Tower	-	-	-	-	-	260,000	260,000
Wells Fargo Tower (Los Angeles, CA)	-	1,513	3,828	3,982	4,206	236,471	250,000
KPMG Tower	-	-	-	-	246	209,754	210,000
Park Place	-	-	-	-	-	170,000	170,000
777 Tower (3)	-	-	-	-	155,000	-	155,000
One California Plaza	-	-	239	2,825	2,984	140,202	146,250
Washington Mutual Irvine Campus	-	-	-	-	-	106,000	106,000
Regents Square I & II	-	-	-	-	-	103,600	103,600
One Renaissance Square (5)	-	-	-	-	-	103,600	103,600
Park Place	-	-	-	-	-	100,000	100,000
Lantana Media Campus	-	-	-	-	-	98,000	98,000
Glendale Center (5)	-	-	-	-	-	80,000	80,000
801 North Brand (5)	-	-	-	-	-	75,540	75,540
Wateridge Plaza	-	-	62,880	-	-	-	62,880
Mission City Corporate Center	-	-	-	-	-	52,000	52,000
Park Place Bridge	44,000	-	-	-	-	-	44,000
Austin Research Park I & II (5)	-	-	42,000	-	-	-	42,000
700 North Central (5)	-	-	-	-	-	27,460	27,460
Total	**$ 44,000**	**$ 1,513**	**$ 108,947**	**$ 286,807**	**$ 162,436**	**$ 2,767,627**	**$ 3,371,330**
Weighted Average Rates	**4.60%**	**4.68%**	**4.96%**	**4.37%**	**4.52%**	**5.34%**	**5.19%**

(1)   Excludes the $45.2 million note payable due December 2005 relating to the acquisition of the Washington Mutual Irvine Campus which is collateralized with a letter of credit fully secured by a cash deposit.

(2)   Assumes exercise of extension option.

(3)   The company has obtained a commitment to refinance this debt in October 2006 with a new $273 million, 10-year fixed, interest-only loan at 5.84%.

(4)   The company has entered into terms to refinance this debt in July 2006 with a new $458 million, 10-year fixed, interest-only loan.

(5)   Debt related to property held for sale.

Table of Contents

Maguire Properties, Inc.
First Quarter 2005

Portfolio Data

Maguire Properties, Inc.
First Quarter 2005

Same Store Analysis
(unaudited and in thousands)

	Three Months Ended March 31, [1]		
	2005	2004	% Change
Total Same Store Portfolio			
Number of properties	9	9	
Square Feet (2)	10,388,526	10,359,824	
Percent of Total Portfolio	42.3 %	97.5 %	
Weighted Average Occupancy	92.0 %	90.5 %	
GAAP			
Breakdown of Net Operating Income:			
Operating Revenues	$ 66,586	$ 66,737	(0.2)%
Operating Expenses	21,220	22,698	(6.5)%
Other Expenses	592	585	1.2%
Net Operating Income	**$ 44,774**	**$ 43,454**	**3.0%**
CASH BASIS			
Breakdown of Net Operating Income:			
Operating Revenues	$ 63,435	$ 64,741	(2.0)%
Operating Expenses	21,220	22,698	(6.5)%
Other Expenses	389	382	1.8%
Net Operating Income	**$ 41,826**	**$ 41,661**	**0.4%**

(1)   Properties included in same store quarterly analysis are KPMG Tower, Gas Company Tower & 808 S. Olive Garage, Plaza Las Fuentes, Cerritos I, Cerritos II, US Bank Tower, Wells Fargo Tower, Glendale Center, and One California Plaza.

(2)   Property square footage increased in 2005 compared to 2004 due to BOMA '96 remeasurement.

18

Table of Contents

Maguire Properties, Inc.
First Quarter 2005

Portfolio Overview - Square Footage

OFFICE PROPERTIES	RSF
LOS ANGELES COUNTY	
Los Angeles Central Business District Submarket	
Gas Company Tower & 808 South Olive	1,335,964
US Bank Tower	1,388,822
Wells Fargo Tower	1,381,006
KPMG Tower	1,134,195
777 Tower	1,005,449
One California Plaza	984,170
Total Los Angeles Central Business District Submarket	**7,229,606**
Tri-Cities Submarket	
Glendale Center	382,888
801 North Brand	275,580
Plaza Las Fuentes	189,312
700 North Central	132,417
Total Tri-Cities Submarket	**980,197**
Santa Monica Professional and Entertainment Submarket	
Lantana Media Campus	330,307
Total Santa Monica Professional and Entertainment Submarket	**330,307**
Cerritos Office Submarket	
Cerritos Corporate Center - Phase I	221,968
Cerritos Corporate Center - Phase II	104,567
Total Cerritos Office Submarket	**326,535**
TOTAL LOS ANGELES COUNTY	**8,866,645**
ORANGE COUNTY	
John Wayne Airport Submarket	
Park Place	1,893,924
Washington Mutual Irvine Campus	414,595
Total John Wayne Airport Submarket	**2,308,519**
Costa Mesa Submarket	
Pacific Arts Plaza	843,624
Total Costa Mesa Submarket	**843,624**
TOTAL ORANGE COUNTY	**3,152,143**
SAN DIEGO COUNTY	
UTC (University Town Center)	
Regents Square I & II	307,454
Total UTC	**307,454**
Sorrento Mesa	

Wateridge Plaza	267,784
Total Sorrento Mesa	**267,784**
Mission Valley	
Mission City Corporate Center	190,742
Total Mission Valley	**190,742**
TOTAL SAN DIEGO COUNTY	**765,980**

Maguire Properties, Inc.
First Quarter 2005

Portfolio Overview - Square Footage (continued)

OFFICE PROPERTIES	RSF	
OTHER		
Denver, CO - Downtown Submarket		
Wells Fargo Center	1,200,208	
Phoenix, AZ - Downtown Submarket		
One Renaissance Square	491,623	
Austin, TX - Northwest Submarket		
Austin Research Park I & II	271,882	
TOTAL OTHER	**1,963,713**	
TOTAL OFFICE PROPERTIES	**14,748,481**	(1), (2)

RETAIL PROPERTY	RSF
John Wayne Airport Submarket	
Park Place	124,659
TOTAL RETAIL PROPERTY	**124,659**

HOTEL PROPERTY	Number of Rooms	SF
Westin Hotel, Pasadena, CA	**350**	**266,000**
TOTAL HOTEL PROPERTY		**266,000**

PARKING PROPERTIES	Vehicle Capacity	SF
On-Site Parking	**26,571**	**7,837,573**
Off-Site Garages	**4,550**	**1,593,410**
TOTAL PARKING PROPERTIES	**31,121**	**9,430,983**

TOTAL PORTFOLIO		**24,570,123**

(1)   Increased from 9,744,393 square feet at December 31, 2004 primarily due to acquisition of the CommonWealth Properties portfolio of 4,986,763 square feet on March 15, 2005. The remaining difference of 17,325 square feet is attributable to remeasurement of new and renewed leases.

(2)   Total square footage includes 340,302 square feet of retail space located within the office properties.

Maguire Properties, Inc.
First Quarter 2005

Portfolio Geographic Distribution (1)


Other
13%
San Diego County
5%
Los Angeles
Central Business District
50%
Orange County
22%
Tri-Cities
7%
Cerritos Office
2%
Santa Monica Professional
and Entertainment
2%
Los Angeles Central Business District
Orange County
Tri-Cities
San Diego County
Santa Monica Professional & Entertainment
Other
Cerritos Office

(1) Percentages are based upon rentable square feet.

Maguire Properties, Inc.
First Quarter 2005

Portfolio Overview - Occupancy and In-Place Rents

Property	Submarket	Square Feet	% Leased	Annualized Rent [1]	Annualized Rent $/RSF [2]
Office Properties					
Gas Company Tower	Los Angeles Central Business District	1,335,964	98.5%	$ 33,128,637	$ 25.16
US Bank Tower	Los Angeles Central Business District	1,388,822	84.0%	30,676,757	26.29
Wells Fargo Tower	Los Angeles Central Business District	1,381,006	84.4%	21,891,586	18.78
KPMG Tower	Los Angeles Central Business District	1,134,195	90.7%	20,784,062	20.20
777 Tower	Los Angeles Central Business District	1,005,449	90.1%	15,176,314	16.76
One California Plaza	Los Angeles Central Business District	984,170	94.6%	14,272,597	15.34
Sub-Total LACBD		7,229,606	90.1%	135,929,953	20.87
Glendale Center [3]	Tri-Cities	382,888	100.0%	7,416,764	19.37
801 North Brand [3]	Tri-Cities	275,580	81.2%	4,216,623	18.85
Plaza Las Fuentes	Tri-Cities	189,312	99.7%	3,609,031	19.12
700 North Central [3]	Tri-Cities	132,417	73.9%	1,808,831	18.49
Sub-Total Tri-Cities		980,197	91.1%	17,051,249	19.09
Lantana Media Campus	Santa Monica Professional & Entertainment	330,307	89.6%	9,293,625	31.40
Cerritos - Phase I	Cerritos Office	221,968	100.0%	5,367,540	24.18
Cerritos - Phase II	Cerritos Office	104,567	100.0%	2,141,371	20.48
Sub-Total Cerritos		326,535	100.0%	7,508,911	23.00
Sub-Total Los Angeles County		**8,866,645**	**90.6%**	**169,783,738**	**21.14**
Park Place	John Wayne Airport	1,893,924	95.0%	25,383,760	14.11
Washington Mutual Irvine Campus	John Wayne Airport	414,595	100.0%	8,383,860	20.22
Sub-Total John Wayne Airport		2,308,519	95.9%	33,767,620	15.25
Pacific Arts Plaza	Costa Mesa	843,624	85.2%	14,924,998	20.77
Sub-Total Orange County		**3,152,143**	**93.0%**	**48,692,618**	**16.60**

22

Maguire Properties, Inc.
First Quarter 2005

Portfolio Overview - Occupancy and In-Place Rents (continued)

Property	Submarket	Square Feet	% Leased	Annualized Rent [1]	Annualized Rent $/RSF [2]
Office Properties					
Regents Square I & II	UTC (University Town Center)	307,454	86.0%	6,024,478	22.79
Wateridge Plaza	Sorrento Mesa	267,784	90.7%	3,995,690	16.45
Mission City Corporate Center	Mission Valley	190,742	86.1%	3,472,859	21.15
Sub-Total San Diego County		**765,980**	**87.7%**	**13,493,027**	**20.10**
Wells Fargo Center - Denver	Denver, CO - Downtown	1,200,208	83.8%	17,222,717	17.12
One Renaissance Square (3)	Phoenix, AZ - Downtown	491,623	90.8%	6,842,812	15.33
Austin Research Park I & II (3)	Austin, TX - Northwest	271,882	88.0%	3,766,068	15.74
Sub-Total Other		**1,963,713**	**86.1%**	**27,831,597**	**16.45**
Total/Weighted Average - Office Properties		**14,748,481**	**90.4%**	**$ 259,800,980**	**$ 19.50**
Retail Property					
Park Place	John Wayne Airport	124,659	93.7%	2,304,491	19.73
Total/Weighted Average - Retail Property		**124,659**	**93.7%**	**$ 2,304,491**	**$ 19.73**
Total/Weighted Average - Office & Retail Properties		**14,873,140**	**90.4%**	**$ 262,105,471**	**$ 19.50**

(1) Annualized rent represents the annualized monthly contractual rent under existing leases as of March 31, 2005. This amount reflects total base rent before any one-time or non-recurring rent abatements but after annually recurring rent credits and is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a fully gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent.

(2) Annualized rent per rentable square foot represents annualized rent as computed above, divided by the total square footage under lease as of the same date.

(3) Properties 'held for sale' as part of discontinued operations.

23

Maguire Properties, Inc.
First Quarter 2005

Portfolio Overview - Leased Rates and Weighted Average Remaining Lease Term

	Weighted Average Remaining Lease Term (in years)	% Leased Q1 2005	% Leased Q4 2004	% Leased Q3 2004	% Leased Q2 2004	% Leased Q1 2004
Gas Company Tower	5.3	98.5 %	98.5 %	98.5 %	98.5 %	98.2 %
US Bank Tower	4.8	84.0 %	89.1 %	89.2 %	90.0 %	90.4 %
Wells Fargo Tower	7.1	84.4 %	85.1 %	83.5 %	82.9 %	82.8 %
KPMG Tower	6.8	90.7 %	91.8 %	92.5 %	92.0 %	86.8 %
777 Tower	7.1	90.1 %	-	-	-	-
One California Plaza	5.4	94.6 %	92.4 %	91.9 %	91.8 %	92.1 %
Glendale Center	5.7	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
801 North Brand	4.9	81.2 %	-	-	-	-
Plaza Las Fuentes	8.2	99.7 %	99.7 %	96.5 %	96.5 %	89.7 %
700 North Central	1.8	73.9 %	-	-	-	-
Lantana Media Campus	4.5	89.6 %	88.8 %	-	-	-
Cerritos - Phase I	9.5	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
Cerritos - Phase II	6.2	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
Park Place	4.8	95.0 %	86.0 %	91.2 %	96.3 %	96.8 %
Washington Mutual Irvine Campus	6.8	100.0 %	100.0 %	-	-	-
Pacific Arts Plaza	4.3	85.2 %	-	-	-	-
Regents Square I & II	3.3	86.0 %	-	-	-	-
Wateridge Plaza	1.6	90.7 %	-	-	-	-
Mission City Corporate Center	4.1	86.1 %	-	-	-	-
Wells Fargo Center - Denver	6.6	83.8 %	-	-	-	-
One Renaissance Square	7.9	90.8 %	-	-	-	-
Austin Research Park I & II	4.9	88.0 %	-	-	-	-
Park Place - Retail	8.5	93.7 %	93.7 %	94.5 %	-	-
Total Portfolio	**5.8**	**90.4%**	**91.3%**	**91.9%**	**92.8%**	**92.1%**

24

Maguire Properties, Inc.
First Quarter 2005

Major Tenants - Office Properties

Tenant	Number of Locations	Annualized Rent (1)	% of Total Annualized Rent	Total Leased Square Feet	% of Aggregate Leased Square Feet of Existing Portfolio	Weighted Average Remaining Lease Term in Months	S & P Credit Rating / National Recognition (3)
Rated							
1 Southern California Gas Company	1	$ 16,807,927	6.4%	576,516	4.3%	79	A
2 Wells Fargo Bank	5	11,146,192	4.3%	684,692	5.1%	92	AA
3 Cingular	3	9,314,788	3.6%	433,648	3.2%	83	A
4 Washington Mutual , FA	4	9,187,033	3.5%	446,562	3.3%	80	A
5 Sempra (Pacific Enterprises)	1	8,504,539	3.2%	225,756	1.7%	63	A
6 Los Angeles Unified School District	1	5,476,897	2.1%	260,498	1.9%	14	AA-
7 ConAgra, Inc.	1	4,989,050	1.9%	393,317	2.9%	65	BBB+
8 Ditech Funding Corp	1	4,113,822	1.6%	170,518	1.3%	37	BBB-
9 Bank of America	3	4,047,484	1.5%	223,966	1.7%	63	AA
10 Disney Enterprises	1	3,085,885	1.2%	156,215	1.2%	75	BBB+
Total Rated / Weighted Average (2)		76,673,617	29.3%	3,571,688	26.6%	72	
Total Investment Grade Tenants		***122,335,397***	***46.7 %***	***6,236,421***	***46.4 %***		
Unrated - Nationally Recognized							
11 Latham & Watkins	2	$ 9,723,371	3.7%	361,524	2.7%	69	4th Largest US Law Firm
12 Gibson Dunn & Crutcher	1	6,103,475	2.3%	268,268	2.0%	152	14th Largest US Law Firm
13 Morrison & Foerster	1	5,329,600	2.0%	192,775	1.4%	79	22nd Largest US Law Firm
14 Jones, Day, Reavis & Pogue	1	4,982,380	1.9%	152,166	1.1%	19	3rd Largest US Law Firm
15 Munger Tolles & Olson	1	3,961,089	1.5%	160,682	1.2%	203	Prominent Regional Law Firm
16 Bingham McCutchen	2	3,672,579	1.4%	182,393	1.4%	59	26th Largest US Law Firm
17 White & Case	1	3,318,140	1.3%	94,804	0.7%	80	7th Largest US Law Firm
18 KPMG	1	2,943,362	1.1%	175,525	1.3%	111	4th Largest US Accounting Firm
19 Charles Schwab & Co., Inc.	2	2,355,764	0.9%	118,466	0.9%	83	National Recognized Financial Services Firm
20 Sidley Austin Brown & Wood	1	2,199,680	0.9%	147,237	1.1%	45	5th Largest US Law Firm
Total Unrated / Weighted Average (2)		44,589,440	17.0%	1,853,840	13.8%	92	
Total Nationally Recognized Tenants		***72,679,503***	***27.7 %***	***3,469,634***	***25.8 %***		
Total / Weighted Average (2)		$ 121,263,057	46.3%	5,425,528	40.4%	79	
Total Investment Grade or Nationally Recognized Tenants		***$ 195,014,900***	***74.4 %***	***9,706,055***	***72.2 %***		

(1)   Annualized base rent is calculated as monthly contractual base rent under existing leases as of March 31, 2005, multiplied by 12; for those leases where rent has not yet commenced, the first month in which rent is to be received is used to determine annualized base rent.

(2)   The weighted average calculation is based on the net rentable square feet leased by each tenant.

(3)   S&P credit ratings are as of March 31, 2005, and rankings of law firms are based on total gross revenue in 2003 as reported by American Lawyer Media's LAW.com.

Maguire Properties, Inc.
First Quarter 2005

Portfolio Tenant Classification Description (1), (2)


Real Estate and Rental and Leasing 2%
Accommodation and Food Services 3%
Educational Services 2%
Utilities 4%
Finance and Insurance 34%
Professional, Scientific & Technical Services (except Legal Services) 8%
Information 9%
All Other Services 14%
Legal Services 24%
Finance and Insurance
Legal Services
All Other Services
Information
Professional, Scientific & Technical Services (except Legal Services)
Utilities
Accommodation and Food Services
Real Estate and Rental and Leasing
Educational Services

(1) Percentages are based upon leased square feet.
(2) Classifications are based on the 'North American Industrial Classification System' (NAICS).

Maguire Properties, Inc.
First Quarter 2005

Lease Expirations - Total Portfolio

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent		Percentage of Gross Annualized Rent	Current Rent per Square Foot (1)		Rent per Square Foot at Expiration (2)
Available	1,430,997	9.6%						
2005	729,569	4.9%	$	12,651,341	4.8%	$	17.34	$ 17.37
2006	1,332,141	9.0%		26,977,632	10.3%		20.25	20.35
2007	896,183	6.0%		17,756,984	6.8%		19.81	21.10
2008	1,127,061	7.6%		20,936,636	8.0%		18.58	19.88
2009	1,314,759	8.8%		27,155,010	10.4%		20.65	22.65
2010	1,790,031	12.0%		34,557,247	13.2%		19.31	21.54
2011	1,703,051	11.5%		36,365,844	13.9%		21.35	26.61
2012	760,955	5.1%		13,136,798	5.0%		17.26	21.41
2013	1,436,947	9.7%		26,402,434	10.0%		18.37	20.39
2014	867,173	5.8%		16,009,290	6.1%		18.46	24.65
Thereafter	1,484,273	10.0%		30,156,255	11.5%		20.32	24.70
Total	**14,873,140**	**100.0%**	**$**	**262,105,471**	**100.0%**	**$**	**19.50**	**$ 22.29**

Leases Expiring in the Next 4 Quarters:

2nd Quarter 2005	136,700	0.9%	$	2,154,344	0.8%	$	15.76	$ 15.76
3rd Quarter 2005 (3)	341,092	2.3%		6,342,338	2.4%		18.59	18.60
4th Quarter 2005	251,777	1.7%		4,154,659	1.6%		16.50	16.73
1st Quarter 2006	285,974	1.9%		4,589,253	1.8%		16.05	16.07

_____

(1)   Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.

(2)   Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

(3)   Includes tenants leasing on a month-to-month basis.

27

Maguire Properties, Inc.
First Quarter 2005

Lease Expirations - Los Angeles County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent	Percentage of Gross Annualized Rent	Current Rent per Square Foot (1)	Rent per Square Foot at Expiration (2)
Available	836,828	9.4%				
2005	495,614	5.6%	$ 9,039,612	5.3%	$ 18.24	$ 18.32
2006	953,761	10.8%	20,606,372	12.1%	21.61	21.56
2007	530,575	6.0%	11,145,689	6.6%	21.01	22.57
2008	508,267	5.7%	9,023,213	5.3%	17.75	18.65
2009	523,868	5.9%	12,827,798	7.6%	24.49	25.19
2010	713,597	8.1%	17,919,024	10.5%	25.11	27.63
2011	1,227,307	13.8%	28,294,134	16.7%	23.05	28.79
2012	361,148	4.1%	6,565,829	3.9%	18.18	23.36
2013	1,014,555	11.5%	19,277,333	11.3%	19.00	21.68
2014	544,562	6.1%	10,518,198	6.2%	19.31	26.04
Thereafter	1,156,563	13.0%	24,566,536	14.5%	21.24	24.52
Total	**8,866,645**	**100.0%**	**$ 169,783,738**	**100.0%**	**$ 21.14**	**$ 23.99**

Leases Expiring in the Next 4 Quarters:

2nd Quarter 2005	84,999	1.0%	$ 1,296,960	0.8%	$ 15.26	$ 15.27
3rd Quarter 2005 (3)	219,744	2.4%	4,561,545	2.6%	20.76	20.76
4th Quarter 2005	190,871	2.2%	3,181,107	1.9%	16.67	16.86
1st Quarter 2006	228,117	2.6%	3,600,378	2.1%	15.78	15.81

_____

(1) Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.

(2) Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

(3) Includes tenants leasing on a month-to-month basis.

28

Maguire Properties, Inc.
First Quarter 2005

Lease Expirations - Orange County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent	Percentage of Gross Annualized Rent	Current Rent per Square Foot [1]	Rent per Square Foot at Expiration [2]
Available	227,363	6.9%				
2005	110,509	3.4%	$ 1,751,302	3.4%	$ 15.85	$ 15.88
2006	120,130	3.7%	2,125,659	4.2%	17.69	18.00
2007	173,297	5.3%	3,086,973	6.1%	17.81	18.71
2008	477,225	14.6%	8,935,943	17.5%	18.72	20.14
2009	458,155	14.0%	8,724,286	17.1%	19.04	21.48
2010	806,799	24.6%	10,887,309	21.3%	13.49	16.02
2011	434,130	13.2%	7,129,927	14.0%	16.42	20.39
2012	189,366	5.8%	2,948,397	5.8%	15.57	19.06
2013	71,613	2.2%	1,143,317	2.2%	15.97	18.57
2014	145,158	4.4%	2,881,427	5.7%	19.85	25.70
Thereafter	63,057	1.9%	1,382,569	2.7%	21.93	30.04
Total	**3,276,802**	**100.0%**	**$ 50,997,109**	**100.0%**	**$ 16.72**	**$ 19.34**

Leases Expiring in the Next 4 Quarters:

2nd Quarter 2005	16,813	0.5%	$ 162,577	0.3%	$ 9.67	$ 9.67
3rd Quarter 2005 (3)	59,778	1.9%	1,085,668	2.1%	18.16	18.21
4th Quarter 2005	33,918	1.0%	503,057	1.0%	14.83	14.83
1st Quarter 2006	39,818	1.2%	775,023	1.5%	19.46	19.46

_____

(1)   Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.

(2)   Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

(3)   Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
First Quarter 2005

Lease Expirations - San Diego County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent		Percentage of Gross Annualized Rent	Current Rent per Square Foot (1)		Rent per Square Foot at Expiration (2)	
Available	94,586	12.4%							
2005	58,598	7.7%	$	1,318,867	9.8%	$	22.51	$	22.59
2006	213,862	27.9%		3,680,061	27.3%		17.21		17.53
2007	66,493	8.7%		1,419,507	10.5%		21.35		23.17
2008	68,467	8.9%		1,571,969	11.6%		22.96		26.26
2009	171,673	22.4%		3,536,839	26.2%		20.60		23.70
2010	32,964	4.3%		644,538	4.8%		19.55		25.66
2011	41,614	5.4%		884,435	6.6%		21.25		27.28
2012	-	0.0%		12,979	0.1%		-		-
2013	-	0.0%		18,540	0.1%		-		-
2014	17,723	2.3%		405,292	3.0%		22.87		32.38
Thereafter	-	0.0%		-	0.0%		-		-
Total	**765,980**	**100.0%**	**$**	**13,493,027**	**100.0%**	**$**	**20.10**	**$**	**22.45**

Leases Expiring in the Next 4 Quarters:

2nd Quarter 2005	20,915	2.7%	$	445,066	3.3%	$	21.28	$	21.28
3rd Quarter 2005 (3)	25,511	3.4%		536,414	4.0%		21.03		21.03
4th Quarter 2005	12,172	1.6%		337,387	2.5%		27.72		28.11
1st Quarter 2006	3,213	0.4%		73,450	0.5%		22.86		22.86

_____

(1)   Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.

(2)   Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

(3)   Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
First Quarter 2005

Leasing Activity - Total Portfolio

	For the Three Months Ended March 31, 2005	% Leased
Leased Square Feet as of December 31, 2004	9,014,891	91.3%
Recent Acquisition: Wells Fargo Center - Denver	1,005,708	
Recent Acquisition: 777 Tower	905,662	
Recent Acquisition: Pacfic Arts Plaza	718,675	
Recent Acquisition: One Renaissance Square	446,486	
Recent Acquisition: Regents Square I & II	264,311	
Recent Acquisition: Austin Research Park I & II	239,299	
Recent Acquisition: Wateridge Plaza	242,886	
Recent Acquisition: 801 N. Brand	223,715	
Recent Acquisition: Mission City Corporate Center	164,197	
Recent Acquisition: 700 N. Central	97,806	
Leased Square Feet including CommonWealth Properties	13,323,636	89.5%
Expirations	(285,246)	(1.9)%
New Leases	380,062	2.6%
Renewals	23,429	0.2%
Increased Square Footage Due to Remeasurement	262	0.0%
Leased Square Feet as of March 31, 2005	**13,442,143**	**90.4%**
Cash Rent Growth (1)		
Expiring Rate per Square Foot	$	27.10
New / Renewed Rate per Square Foot	$	16.67
Percentage Change		(38.5)%
GAAP Rent Growth (2)		
Expiring Rate per Square Foot	$	27.10
New / Renewed Rate per Square Foot	$	18.21
Percentage Change		(32.8)%
Weighted Average Lease Term - New (in months)		74
Weighted Average Lease Term - Renewal (in months)		124

_____

(1)   Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
Excludes new and renewed leases for spaces with more than six months of downtime.

(2)   Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

Maguire Properties, Inc.
First Quarter 2005

Leasing Activity - Los Angeles Central Business District

	For the Three Months Ended March 31, 2005	% Leased
Leased Square Feet as of December 31, 2004, Los Angeles Central Business District	5,671,188	91.3%
Recent Acquisition: 777 Tower	905,662	
Leased Square Feet including 777 Tower	6,576,850	91.0%
Expirations	(220,638)	(3.1)%
New Leases	134,591	1.9%
Renewals	23,429	0.3%
Leased Square Feet as of March 31, 2005, Los Angeles Central Business District	**6,514,232**	**90.1%**
Cash Rent Growth (1)		
Expiring Rate per Square Foot	$	36.93
New / Renewed Rate per Square Foot	$	19.92
Percentage Change		(46.1)%
GAAP Rent Growth (2)		
Expiring Rate per Square Foot	$	36.93
New / Renewed Rate per Square Foot	$	21.47
Percentage Change		(41.9)%
Weighted Average Lease Term - New (in months)		57
Weighted Average Lease Term - Renewal (in months)		124

_____

(1)   Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination. Excludes new and renewed leases for spaces with more than six months of downtime.

(2)   Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

32

Maguire Properties, Inc.
First Quarter 2005

Leasing Activity - Orange County

	For the Three Months Ended March 31, 2005	% Leased
Leased Square Feet as of December 31, 2004, Orange County	2,155,762	88.8%
Recent Acquisition: Pacific Arts Plaza	718,675	
Leased Square Feet including Pacific Arts Plaza	2,874,437	87.8%
Expirations	(15,597)	(0.5)%
New Leases	190,599	5.8%
Renewals	-	0.0%
Leased Square Feet as of March 31, 2005, Orange County	**3,049,439**	**93.1%**
Cash Rent Growth (1)		
Expiring Rate per Square Foot	$ 15.20	
New / Renewed Rate per Square Foot	$ 11.79	
Percentage Change	(22.4)%	
GAAP Rent Growth (2)		
Expiring Rate per Square Foot	$ 15.20	
New / Renewed Rate per Square Foot	$ 13.21	
Percentage Change	(13.0)%	
Weighted Average Lease Term - New (in months)	60	
Weighted Average Lease Term - Renewal (in months)	-	

---

(1) Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination. Excludes new and renewed leases for spaces with more than six months of downtime.

(2) Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

33

Maguire Properties, Inc.
First Quarter 2005

Leasing Activity - San Diego County

	For the Three Months Ended March 31, 2005	% Leased
Leased Square Feet as of December 31, 2004	-	
Recent Acquisition: Wateridge Plaza	242,886	31.8%
Recent Acquisition: Mission City Corporate Center	164,197	21.4%
Recent Acquisition: Regents Square I & II	264,311	34.5%
Leased Square Feet as of March 31, 2005, San Diego County	**671,394**	**87.7%**
Cash Rent Growth (1)		
Expiring Rate per Square Foot	$	-
New / Renewed Rate per Square Foot	$	-
Percentage Change		0.0% (3)
GAAP Rent Growth (2)		
Expiring Rate per Square Foot	$	-
New / Renewed Rate per Square Foot	$	-
Percentage Change		0.0% (3)
Weighted Average Lease Term - New (in months)		- (3)
Weighted Average Lease Term - Renewal (in months)		- (3)

_____

(1)   Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
       Excludes new and renewed leases for spaces with more than six months of downtime.

(2)   Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

(3)   No leasing activity since acquisition.

34

Maguire Properties, Inc.
First Quarter 2005

Tenant Concessions and Leasing Commissions (1) (5) (6)

		Q1 2005		2004		2003		2002
Renewals (2)								
Number of Leases		1		29		14		17
Square Feet		23,429		296,203		120,022		304,167
Tenant Concession Costs per Square Foot	$	44.69	$	15.49	$	30.66	$	1.40
Leasing Commission Costs per Square Foot (3)	$	10.32	$	5.98	$	2.36	$	5.05
Total Tenant Concession and Leasing Commission								
Costs per Square Foot	$	55.01	$	21.47	$	33.02	$	6.45
Costs per Square Foot per Year	$	5.32	$	4.31	$	6.24	$	1.55
New / Modified Leases (4)								
Number of Leases		33		48		36		15
Square Feet		321,573		453,301		851,316		135,265
Tenant Concession Costs per Square Foot	$	36.86	$	36.28	$	48.26	$	31.25
Leasing Commission Costs per Square Foot (3)	$	8.46	$	9.28	$	4.78	$	7.07
Total Tenant Concession and Leasing Commission								
Costs per Square Foot	$	45.32	$	45.56	$	53.04	$	38.32
Costs per Square Foot per Year	$	6.37	$	4.26	$	7.95	$	4.84
Total								
Number of Leases		34		77		50		32
Square Feet		345,002		749,504		971,338		439,432
Tenant Concession Costs per Square Foot	$	37.40	$	28.06	$	46.09	$	10.59
Leasing Commission Costs per Square Foot (3)	$	8.58	$	7.97	$	4.48	$	5.67
Total Tenant Concession and Leasing Commission								
Costs per Square Foot	$	45.98	$	36.03	$	50.57	$	16.26
Costs per Square Foot per Year	$	6.27	$	4.20	$	7.77	$	3.06

(1) Based on leases executed during the period. Excludes leases to related parties and excludes build out costs for raw space.

(2) Does not include retained tenants that have relocated to new space or expanded into new space.

(3) Leasing commission costs exclude any commission paid to related parties.

(4) Includes retained tenants that have relocated or expanded into new space and lease modifications.

(5) Tenant Concession and Leasing Commission information for One California Plaza, Park Place I, Park Place II, Lantana Media Campus, and CommonWealth Properties assets are included from the dates of acquisition which are November 6, 2003, April 14, 2004, July 23, 2004, December 16, 2004, and March 15, 2005, respectively.

(6) There is no tenant concession and/or leasing commission activity at Washington Mutual Irvine Campus, as this project was built by Washington Mutual Bank for their own use. Washington Mutual is the only tenant at this project.

Table of Contents

Maguire Properties, Inc.
First Quarter 2005

Historical Capital Expenditures

Office Properties [1] [2] [3] [4] [5] [6]

	Q1 2005	2004	2003	2002
Non-recoverable Capital Expenditures	$ 306,942	$ 1,046,178	$ 151,512	$ 697,490
Total Square Feet [7]	9,145,247	6,783,532	5,783,068	5,720,536
Non-recoverable Capital Expenditures per Square Foot	$ 0.03	$ 0.15	$ 0.03	$ 0.12
Recoverable Capital Expenditures [8]	$ 707,185	$ 3,009,186	$ 1,956,984	$ 5,098,836
Total Square Feet [7]	9,145,247	6,783,532	5,783,068	5,720,536
Recoverable Capital Expenditures per Square Foot	$ 0.08	$ 0.44	$ 0.34	$ 0.89

---

(1) Historical capital expenditures for each year shown reflect properties owned for the entire year. For properties acquired during each year, the capital expenditures will be reflected in the following full year of ownership.

(2) One California Plaza was acquired November 6, 2003 and had no recoverable or non-recoverable capital expenditures in 2003 following its acquisition.

(3) Park Place I was acquired April 14, 2004 and had non-recoverable capital expenditures in 2004 of $65,183 and no recoverable capital expenditures following its acquisition.

(4) Park Place II was acquired July 23, 2004 and had no recoverable or non-recoverable capital expenditures in 2004 following its acquisition.

(5) Lantana was acquired December 16, 2004 and had no recoverable or non-recoverable capital expenditures in 2004 following its acquisition.

(6) The CommonWealth Properties assets were acquired March 15, 2005 and had no recoverable or non-recoverable capital expenditures in Q1 2005 following its acquisition.

(7) The square footages of Cerritos Corporate Center Phases I and II and Washington Mutual Irvine Campus are deducted from the total square feet amount as the tenant pays for all capital expenditure activities. The variance in total square footage between periods presented may be attributable to remeasurement of building areas.

(8) Recoverable capital improvements, such as equipment upgrades, are generally financed through a capital lease. The annual amortization, based on each asset's useful life, as well as any financing costs, are generally billed to tenants on an annual basis as payments are made. The amounts presented represent the total value of the improvements in the year they are made.

Maguire Properties, Inc.
First Quarter 2005

Hotel Performance

Westin Hotel, Pasadena, CA (1)		Q1 2005		Q1 2004	Percent Change
Occupancy		84.9 %		78.6 %	8.0 %
Average Daily Rate	$	150.24	$	139.82	7.4 %
Revenue Per Available Room (REVPAR)	$	127.50	$	109.89	16.0 %
Hotel Net Operating Income (2)	$	1,971,377	$	1,398,851	40.9 %

Hotel Historical Capital Expenditures

Westin Hotel, Pasadena, CA (1)		Q1 2005	For the Year Ended December 31,					
				2004		2003		2002
Hotel Improvements and Equipment Replacements	$	15,062	$	20,436	$	440,341	$	760,044
Total Hotel Revenue	$	5,915,285	$	20,518,964	$	18,449,302	$	20,005,000
Hotel Improvements as a Percentage of Hotel Revenue		0.3 %		0.1 %		2.4 %		3.8 %
Renovation and Upgrade Costs (3)	$	501,557	$	7,037,822	$	953,257	$	-

---

(1)   The Westin Hotel operated under a Doubletree flag until it was rebranded on December 20, 2002.

(2)   Includes air space lease expense of $89,739 per quarter and excludes hotel capital expenditures reserve.

(3)   The Westin Hotel is undergoing certain renovations through August 2005. The re-branding, upgrading and renovation costs are estimated at $13.0 million, of which $3.5 million has been funded by Westin.

Maguire Properties, Inc.
First Quarter 2005

Option and Undeveloped Properties

Property	Location	Percentage Leased	Acreage	As of March 31, 2005 Developed / Developable Square Feet		Status
Option Properties (1) -						
1733 Ocean Avenue	Santa Monica, CA	40%	N/A	91,398		Complete
Western Asset Plaza	Pasadena, CA	98%	N/A	256,987		Complete
Water's Edge I (2)	Los Angeles, CA	100%	N/A	245,530		Complete
Water's Edge II (2)	Los Angeles, CA	N/A	2.0	130,000		Undeveloped
		Total Option Properties		**723,915**		

Property	Location	Percentage Leased	Acreage	As of March 31, 2005 Developed / Developable Square Feet (3)		Type of Planned Development
Undeveloped Owned Properties -						
Lantana Media Campus	Santa Monica, CA	N/A	N/A (4)	194,000		Office
Washington Mutual Irvine Campus	Irvine, CA	N/A	3.6	145,000		Office
Park Place - Office & Retail	Irvine, CA	N/A	N/A (4)	1,935,000		Office & Retail
Park Place - Residential	Irvine, CA	N/A	N/A (4)	2,265,600		Residential
Pacific Arts Plaza	Costa Mesa, CA	N/A	2.6	400,000		Office
Mission City Corporate Center	San Diego, CA	N/A	N/A (4)	102,000		Office
200 Burchett	Glendale, CA	N/A	0.8	187,000		Office
Glendale Center - Phase II	Glendale, CA	N/A	2.0	300,000		Office & Retail
755 Figueroa	Los Angeles, CA	N/A	1.3	840,000		Office
		Total Undeveloped Properties		**6,368,600**	(5)	
		Total		**7,092,515**		

_____

(1)   We hold options at various terms for these properties.

(2)   We hold an option on a one-eighth partnership interest in these two properties.

(3)   The square feet numbers presented represent an estimation of office, retail and/or residential buildings that the Company estimates can be developed on the referenced property which may not yet in some instances be fully entitled for such development.

(4)   The developable property is to be located on spaces that are primarily used as surface lots.

(5)   Upon the acquisition of San Diego Tech Center on April 6, 2005, the total undeveloped property square footage is 7.6 million.

Maguire Properties, Inc.
First Quarter 2005

Management Statements on Non-GAAP Supplemental Measures

Funds from Operations:

We calculate funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of property, extraordinary items, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization, gains (or losses) from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

Management also uses FFO before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate) and (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy and (iii) the restructuring or replacement of corporate level financing to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition property or properties.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to such other equity REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO also should not be used as a supplement to or substitute for cash flow from operating activities (computed in accordance with GAAP).

Maguire Properties, Inc.
First Quarter 2005

Management Statements on Non-GAAP Supplemental Measures (continued)

Adjusted Funds from Operations:

We calculate adjusted funds from operations, or AFFO, by adding to or subtracting from FFO (i) non-cash operating revenues and expenses, (ii) capitalized operating expenditures such as leasing payroll and interest expense, (iii) recurring capital expenditures required to maintain and re-tenant our properties and (iv) regular principal payments required to service our debt. Management uses AFFO as a supplemental liquidity measure because, when compared year over year, it assesses our ability to fund our dividend and distribution requirements from our operating activities. We also believe that, as a widely recognized measure of the liquidity of REITs, AFFO will be used by investors as a basis to assess our ability to fund dividend payments in comparison to other REITs.

However, because AFFO may exclude certain non-recurring capital expenditures and leasing costs, the utility of AFFO as a measure of our liquidity is limited. Additionally, other equity REITs may not calculate AFFO in a consistent manner, accordingly, our AFFO may not be comparable to such other equity REITs' AFFO. AFFO should be considered only as a supplement to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity.

EBITDA:

We believe that earnings before interest, income taxes, depreciation and amortization, or EBITDA, is a useful supplemental performance measure. Management uses EBITDA as an indicator of our ability to incur and service debt. We believe EBITDA is an appropriate supplemental measure for such purposes, because the amounts spent on interest are, by definition, available to pay interest, income tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up, and depreciation and amortization are non-cash charges. In addition, we believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of equity REITs. However, because EBITDA is calculated before recurring cash charges including interest expense and income taxes, and is not adjusted for capital expenditures or other recurring cash requirements of our business, its utility as a measure of our liquidity is limited. Accordingly, EBITDA should be considered only as supplement to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity. EBITDA is not a measure of our financial performance and should not be considered as an alternative to net income as an indicator of our operating performance. Other equity REITs may calculate EBITDA differently than we do; accordingly, our EBITDA may not comparable to such other REITs' EBITDA.

Management also uses EBITDA before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate) and (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy and (iii) the restructuring or replacement of corporate level financing to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition property or properties.

Coverage Ratios:

We present interest and fixed charge coverage ratios as supplemental liquidity measures. Management uses these ratios as indicators of our financial flexibility to service current interest expense and debt amortization from current cash net operating income. In addition, we believe that these coverage ratios represent common metrics used by securities analysts, investors and other interested parties to evaluate our ability to service fixed cash payments. However, because these ratios are derived from EBITDA, their utility is limited by the same factors that limit the usefulness of EBITDA as a liquidity measure. Accordingly, our interest coverage ratio should be considered only as a supplement to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity.